February 11, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended March 1, 2014
Filed April 29, 2014
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) respectfully hereby submits this response to the comment letter from the Staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) dated January 29, 2015 (the “Comment Letter”) related to our Form 10-K for the fiscal year ended March 1, 2014. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments prior to our responses.

Form 10-K for the Fiscal Year Ended March 1, 2014

Notes to the Consolidated Financial Statements, page 39

Nature of Operations, page 39

1.
We note on page one that the term “shops within department stores” is used to describe your business operations at Macy’s in-store branded and unbranded stops, as well as online at www.macys.com. We further note in your Q4 2014 earnings conference transcript that the Company entered the year with branded shops in 185 Macy’s stores while managing the athletic footwear business in another 477 stores as well as online at macys.com. Please describe to us the nature of and the accounting for your arrangement(s) with Macy’s, including any significant differences in the type (i.e. product or service) or classification (i.e. retail or wholesale) of revenue recorded under your operation of in-store branded shops, and management of the athletic footwear business in the unbranded shops or online at macys.com. Also confirm that you will revise your disclosure in future filings to clearly explain the nature of these operations, which appear to comprise approximately 11% of your total net sales for the thirty-nine weeks ended November 29, 2014.

Response:

Pursuant to the department license agreement and the on-line shop license agreement (the “Agreements”) between the Company and Macy’s, Inc. (“Macy’s”), the Company is the exclusive retailer of athletic shoes, both in-store and online, at Macy’s. The Company assumes the risks and rewards of ownership for merchandise at all of Macy’s locations and online at macys.com, including risk of loss for delivery, returns, and loss of inventory value. Furthermore, the Company is responsible for the athletic footwear assortment, inventory, fulfillment, and pricing at all of Macy’s locations and online at macys.com. With respect to the operations of each of the branded and unbranded shops within Macy’s department stores and macys.com, there are no differences in the merchandise that is sold, the classification of revenue recorded at retail, or our operation of the athletic footwear inventory and business. The only difference that exists between branded and unbranded shops is that branded shops include Finish Line signage within those shops and are staffed by Finish Line employees, while unbranded shops do not include Finish Line signage and are generally serviced by Macy’s employees.

In response to your request, in future filings beginning with our Form 10-K for the year ending February 28, 2015, we will include in the Notes to Consolidated Financial Statements the following disclosures:

Under the Finish Line brand name, the Company is the exclusive retailer of athletic shoes, both in-store and online at Macy’s, Inc. (“Macy’s”). The Company is responsible for the athletic footwear assortment, inventory, fulfillment, and pricing at all of Macy’s locations and online at macys.com. With respect to the operations of each of the branded and unbranded shops within Macy’s department stores and macys.com, there are no differences in the merchandise that is sold, the classification of revenue recorded at retail, or our operation of the athletic footwear inventory and business.

The Company assumes the risks and rewards of ownership for merchandise at all of Macy’s locations and online at macys.com, including risk of loss for delivery, returns, and loss of inventory value.

Form 10-Q for the Period Ended November 29, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

2.
We note the Company’s discussion of items impacting the footwear and softgoods sales categories in the most recent earnings conference call held on December 19, 2014. In future filings, please discuss the period-to-period changes in sales by category, i.e., footwear and softgoods, and period-to-period changes in sales of merchandise within the footwear and softgoods categories, as appropriate, to assist investors understanding of the activity affecting your business. Please also include a discussion of any known trends or uncertainties that have had a material favorable or unfavorable impact on your footwear and softgoods sales categories that are disclosed in Management’s Discussion and Analysis. Refer to Item

303 of Regulation S-K.

Response:

In response to your request, in future filings beginning with our Form 10-K for the year ending February 28, 2015, we will revise our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the period-to-period changes in sales by category, i.e., footwear and softgoods, and period-to-period changes in sales of merchandise within the footwear and softgoods categories, as appropriate, to assist investors understanding of the activity affecting our business. Additionally, we will also include a discussion of any known trends or uncertainties that have had a material favorable or unfavorable impact on our footwear and softgoods sales categories that are disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Thirteen and Thirty-Nine Weeks Ended November 29, 2014 Compared to the Thirteen and Thirty-Nine Weeks Ended November 30, 2013, page 18

Net Sales, page 18

3.
Please confirm our understanding that your brick-and-mortar comparable store sales do not include comparable store sales for either your Shops within department stores or Running Specialty and, if so, tell us how you considered providing comparable sales information for each of these two business units.

Response:

The Staff’s understanding that our brick-and-mortar comparable store sales do not include comparable store sales for either our shops within department stores or Running Specialty is accurate.

In regard to Running Specialty specifically:

Company management had considered the disclosure of comparable store sales for Running Specialty, and had not previously included the disclosure in filings due to the immaterially of Running Specialty’s sales to the Company’s consolidated financial statements. For Running Specialty, the Company considers “comparable store sales” to be “sales from stores open longer than one year, beginning in the thirteenth month of a store’s operation or the thirteenth month after an acquisition by the Company. Expanded stores are excluded from the comparable store sales calculation until the thirteenth month following the re-opening of the store and temporarily closed stores are excluded during the months that the store is closed.”

For the thirteen weeks ended November 29, 2014, net sales for the Company’s 66 Running Specialty stores open at the end of the period represented 6% of the Company’s consolidated net sales. Furthermore, of such open Running Specialty stores, only 38 of those stores would have been included for purposes of our comparable store sales analysis for the entire thirteen weeks ended November 29, 2014, which represented approximately 3% of the Company’s consolidated net sales. Based on this, we did not believe that the comparable store sales of Running Specialty were material to an understanding of the Company’s consolidated financial statements, and thus did not warrant the presentation of comparable sales information for this business unit in the Form 10-Q for the quarterly period ended November 29, 2014.

Company management anticipates that the number of stores used in the comparable store sales analysis for Running Specialty will continue to increase in the future as the number of new and acquired Running Specialty stores increases. As such, the Company is planning to include a Running Specialty comparable store sales disclosure in future filings beginning with our Form 10-Q for the quarterly period ending May 30, 2015.

In regard to shops within department stores specifically:

Company management had considered the disclosure of comparable store sales for shops within department stores, and had concluded that such disclosure would not provide meaningful information and therefore would not be beneficial to investors. For shops within department stores, the Company considers “comparable shop sales” to be “sales from shops within department stores open longer than one year, beginning in the thirteenth month of a shop’s operation. Expanded shops are excluded from the comparable shop sales calculation until the thirteenth month following the re-opening of the shop and temporarily closed shops are excluded during the months that the shop is closed.”

As disclosed in the table on page 16 under Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q for the quarterly period ended November 29, 2014, the Company began the year on March 2, 2014 with branded shops in 185 department stores. That number increased to branded shops in 397 department stores on November 29, 2014. The increase in the number of branded shops, which are typically placed in the larger department stores, in the current year is due to the fact that the Company has been in the process of building out the branded shops within department stores over the past two years after entering into the Agreements with Macy’s. This build out included branding shops in additional unbranded department stores (which constitutes an expansion for purposes of the comparable shop sales analysis defined above) as well as expanding and relocating branded shops in previously branded department stores (e.g., splitting a branded shop within a department store into a separate men’s and women’s shop within that department store and/or changing the physical location of the shop within the department store). As a substantial number of new, expanded, and relocated branded shops have been built in the current year, there have not been a material number of shops within department stores that we could use for our comparable shop sales analysis. Based on this, we believed that providing a comparable shop sales disclosure for shops within department stores up to this point would not have been meaningful for investors, and could even have been misleading, as less than half of the branded shops would qualify as shops used in our comparable shop sales analysis.

As discussed on the earnings call held on December 19, 2014, the Company completed the roll out of all planned 397 branded shops within department stores during the thirteen weeks ended November 29, 2014. Therefore, the Company is planning on initially including a shops within department stores comparable shop sales disclosure in future filings beginning with our Form 10-Q for the quarterly period ending May 28, 2016.

Cost of Sales (Including Occupancy Costs) and Gross Profit, page 18

4.
In future filings, please also include a qualitative and quantitative discussion on changes in your cost of sales (including occupancy costs) line item. Refer to Item 303(a)(3)(i) of Regulation S-K. In your response letter, please include a draft of your planned future disclosure based on the thirteen and thirty-nine weeks ended November 29, 2014.

Response:

As described in the Notes to Consolidated Financial Statements of our Form 10-K for the year ended March 1, 2014, the Company’s cost of sales consists exclusively of occupancy costs (which includes license fees associated with shops within department stores) and the cost of merchandise sold. The Company does not include the costs associated with operating its distribution center and freight within cost of sales. Therefore, the only changes that effect the Company’s period-to-period changes in cost of sales and gross profit are the changes in occupancy costs and the cost of merchandise sold (which is described below as product margin).

In response to your request, in future filings beginning with our Form 10-K for the year ending February 28, 2015, we will expand our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a qualitative and quantitative discussion on changes in our cost of sales (including occupancy costs) line item.

A sample of our proposed future disclosure, in the context of our disclosure for the thirteen and thirty-nine weeks ended November 29, 2014, is underlined below:

“The 1.4% decrease in gross profit, as a percentage of net sales, for the thirteen weeks ended November 29, 2014 as compared to the thirteen weeks ended November 30, 2013, was primarily due to a 1.5% decrease in product margin, net of shrink, as a percentage of net sales, and a 0.1% decrease in occupancy costs, as a percentage of net sales. The 1.5% decrease in product margin, net of shrink, as a percentage of net sales, was primarily the result of an increase in markdowns of both basketball and running merchandise at Finish Line. The higher markdowns in basketball merchandise were primarily due to the selloff of certain slow moving inventory that was carried over from the prior quarter in order for the Company to improve its inventory position. Running merchandise had higher markdowns due to more aggressive pricing on several platforms across the Company’s brand portfolio during the thirteen weeks ended November 29, 2014. The 0.1% decrease in occupancy costs, as a percentage of net sales, was primarily due to leveraging against the 4.5% Finish Line comparable store sales increase.

The 0.2% decrease in gross profit, as a percentage of net sales, for the thirty-nine weeks ended November 29, 2014 as compared to the thirty-nine weeks ended November 30, 2013, was primarily due to a 0.2% decrease in product margin, net of shrink, as a percentage of net sales. The 0.2% decrease in product margin, net of shrink, as a percentage of net sales, was primarily the result of an increase in markdowns of both basketball and running merchandise at Finish Line during the thirteen weeks ended November 29, 2014, as described above, as well as Running Specialty increasing markdowns to clear certain of its excess and aged inventory in the current year. These decreases were partially offset by the $5.8 million in start-up costs related to inventory reserves established for inventory purchased from Macy’s in the prior year.”

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter or require further documentation and/or support related to our responses, please contact David Higgins, the Company’s Senior Director and Controller of Finance, at (317) 613-6917, or me at (317) 613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Executive Vice President, Chief Financial Officer